Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Interleukin Genetics, Inc.

Registration Statement on Form S-1

Filed July 1, 2013

File No. 333-189749

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1, initially filed with the Commission on July 1, 2013 (the “Registration Statement”). Set forth below is the Company’s response to the Commission’s comment given by letter (the “Comment Letter”) dated July 8, 2013. The response is numbered to correspond to the comment set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Incorporation of Documents by Reference, pages 13-14

1.	Comment: It appears that you are a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act. As such, you are ineligible to incorporate documents by reference pursuant to General Instruction VII.D.1(c) of Form S-1. Please revise your registration statement to disclose all the required information which you incorporate by reference in this section or, if you believe you common stock is not a penny stock, please provide us with a detailed analysis which supports your conclusion

Response: The Company has revised the Registration Statement to include all of the information required by Form S-1 that was previously incorporated by reference therein.

Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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